Entourage Mining Ltd. An Emerald and Precious Metal Exploration Company Suite 212-525 Seymour Street Vancouver BC V6B 2N7

Entourage Expands Nevada Land Position

July 6th, 2004

Entourage Mining Ltd. (the “Company”) reports that Goodsprings Development Corp., a Nevada corporation, has informed the Company, that Goodsprings has staked 20 additional mineral claims on the Company's GBW project on the Walker Lane Trend in Esmeralda County, Nevada. The additional claims bring Entourage’s land position in the area to 30 un-patented and 2-patented mineral claims. As well, Goodsprings has informed the Company that it intends to stake up to 40 more claims in the project area.

Previously, the owner of the project shipped two lots of ore to Kennecot Minerals Co. and one lot to Sunshine Mines of Nevada. One 39.24-ton lot shipped to Kennecot Minerals graded 74.34 oz of silver per ton and .02 oz of gold per ton. The second 51.26-ton lot shipped to Kennecot, graded .057oz/t gold and 51.26 oz/t silver. The third 213-ton lot was shipped to the Sunshine Mining Company and graded .022oz/t gold and 20.86 oz/t silver.

The Walker Lane Trend continues to be one of the focal points of mineral exploration in Nevada and has produced over 20 million ounces of gold. Gold and silver mineralization on the project is hosted in low-angle, structurally controlled zones and in widespread zones of jasperoid. There has been very limited previous exploration work, and Entourage plans an aggressive mapping and sampling campaign followed by an RC drilling program to test the targets.

About Entourage Mining Ltd.
Entourage Mining Ltd. is an exploration stage Canadian mining company with offices in Vancouver British Columbia. As well as the Company’s interest in the Walker Lane Trend property referenced herein, the Company has an option to earn a 60% interest in emerald mineralized material in 2626 claim blocks in the Finlayson Lake area of Canada’s recent emerald discovery in the Yukon, Canada.

Forward-Looking Statements:
Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Gregory F Kennedy

President & CEO

Company Web site: www.entouragemining.com

E-mail: info@entouragemining.com

For more information call 604-669-GEMS (4367)

Telephone: 778-893-4471	Cell: 250-216-2299	Facsimile: 604-684-7208
Email: info@entouragemining.com